Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

December 19, 2025

ITEM 3	NEWS RELEASE

The Company issued a news release on December 22, 2025 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On December 19, 2025, the Company announced that it established an At the Market Offering (the “ATM”), pursuant to the previously announced At The Market Offering Agreement entered into with H.C. Wainwright & Co., LLC (“Wainwright”) dated June 26, 2025.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On December 19, 2025, the Company announced that it established the ATM, pursuant to the previously announced At The Market Offering Agreement entered into with H.C. Wainwright dated June 26, 2025. Under the ATM, the Company may offer and sell, at its discretion and from time to time, through Wainwright, Common Shares having an aggregate offering price of up to US$5,500,000. A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM will be paid to Wainwright in connection with its services.

The ATM is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333-288364) (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on December 11, 2025, including the prospectus contained therein (the “Base Prospectus”), together with the prospectus supplement filed with the SEC on December 11, 2025 (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

Sales of Common Shares under the Prospectus, if any, will be made in transactions that are deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Stock Market LLC. The Common Shares will be distributed at market prices prevailing at the time of sale. As a result, prices for the Common Shares may vary as between purchasers and during the period of distribution. No Common Shares in the ATM will be sold on the TSX Venture Exchange or any other trading market in Canada.

If the Company chooses to sell Common Shares under the ATM, the Company intends to use the net proceeds of the ATM as set out in the Prospectus.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

December 23, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this report relating to potential future sales of Common Shares under the ATM, the offering price therefor, and the use of proceeds thereof. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.